UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

N/A

(Translation of registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive offices)

c/o Portage Development Services Inc., Ian Walters, 203.221.7378

61 Wilton Road, Westport, Connecticut 06880

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

The following Exhibit is filed with this report:

Exhibit	Description

99.1	Corporate Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech, Inc.

Date: November 30, 2022	By:	/s/ Allan Shaw
	Name:	Allan Shaw
	Title:	Chief Financial Officer